

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 14, 2008

Via U.S. Mail

Mr. Brian J. Sereda
Chief Financial Officer
Proxim Wireless Corporatioin
2115 O' Nel Drive
San Jose, CA 95131

   RE: Proxim Wireless Corporation
      Form 10-K for the year ended December 31, 2006
      Filed March 30, 2007
      File No. 000-29053

Dear Mr. Sereda:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director